Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The common stock, par value $0.001 per share (the “common stock”) of Global Clean Energy Holdings, Inc. (the “Company,” “we,” “our,” and “us”) is registered under Section 12 of the Securities Exchange Act of 1934, as amended.  The following description of our common stock and preferred stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation (the “Certificate of Incorporation”), the Certificate of Designations of Series C Preferred Stock, and our Bylaws (the “Bylaws”), each of which is filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read the Certificate of Incorporation, Certificate of Designations of Series C Preferred Stock, and the Bylaws, as well as the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock and 50,000,000 shares of preferred stock, par value $0.001 per share (the “preferred stock”). As of December 31, 2021, 42,013,433 shares of our common stock were issued and outstanding.  The shares of Series C Preferred Stock were created on February 23, 2022.  As of the date of this Annual Report, a total of 145,000 shares of Series C Preferred Stock were issued and outstanding.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividend Rights

Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors (the “Board”), subject to any preferential dividend rights of any series of preferred stock that may be outstanding.

Liquidation Rights

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the preferential rights of any outstanding preferred stock.

Absence of Other Rights

Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue.

1

Trading Symbol and Transfer Agent

Our common stock is traded on the OTCQX Best Market under the symbol “GCEH.” The transfer agent and registrar for our common stock is Colonial Stock Transfer Co, Inc.  The address of our transfer agent and registrar is 66 Exchange Place, Ste 100 Salt Lake City, UT 84111, and its telephone number is (801) 355-5740.

Preferred Stock

Under our Certificate of Incorporation, our Board has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions, and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference, and sinking fund terms, any or all of which may be preferential to or greater than the rights of the common stock.

The authority possessed by our Board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights, conversion rights, and other rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Series C Preferred Stock

On February 23, 2022, we filed a Certificate of Designations of Series C Preferred Stock (the “Certificate of Designations”) with the Delaware Secretary of State pursuant to which we authorized the issuance of 145,000 shares of Series C Preferred Stock (“Series C Preferred”).  The shares of Series C Preferred Stock have a stated value of $1,000 per share for the purpose of calculating amounts payable upon liquidation, dissolution or winding up.  ExxonMobil Renewables LLC (“ExxonMobil”) purchased, and currently owns a majority of the issued and outstanding shares of Series C Preferred. The holders of the Series C Preferred Stock have the rights, preferences and privileges described in the following paragraphs.

Under the Certificate of Designations, the holders of the Series C Preferred are entitled to receive dividends at a rate of 15%, compounded quarterly; provided, however, until March 31, 2024 we may elect not to pay some or all of the accrued dividends in cash, in which case the unpaid dividends shall accrue and be added to the original issuance price of the shares of Series C Preferred.

The shares of Series C Preferred are not convertible into shares of our common stock.

2

Except as otherwise required by law or with respect to certain protective provisions included in the Certificate of Designations, the holders of Series C Preferred shall have no right to vote on matters submitted to a vote of our stockholders. Notwithstanding the foregoing, so long as any shares of Series C Preferred are outstanding, without the prior written consent of ExxonMobil we may not take certain actions, including the following: (i) amend our Certificate of Incorporation, our bylaws, the Certificate of Designations or the governing documents of our principal subsidiaries in a manner that would be adverse to any holder of such shares in any material respect; (ii) commence any proceeding or action under applicable bankruptcy law, (iii) enter into a change of control transaction, (iv) authorize or issue other securities or securities convertible into or exercisable for any equity security, in each case if such security is on parity with or senior to, the shares of the Series C Preferred, or increase the authorized number of shares of any such equity securities; (v) permit the Company or any of its subsidiaries to incur additional indebtedness in excess of $15,000,000 other than indebtedness contemplated by our annual budget, (vi) declare any dividend on any securities that are on parity with, or junior to the Series C Preferred, (vii) increase the size of the Company’s Board of Directors (the “Board”), (viii) hire or terminate our Chief Executive Officer, Chief Financial Officer, or Executive Vice President, or materially change the authority or responsibilities of such officers, (ix) enter into certain related party transactions, or (x) adopt an annual operating budget, make material changes to that approved annual budget, or sell or pledge assets other than as provided in the approved annual budget. In addition, for so long as ExxonMobil holds any shares of Series C Preferred, ExxonMobil shall have the right, exercisable at its option, to appoint two directors to the Board and, if the Series C Preferred shares have not been redeemed prior to the fifth anniversary of issuance, or upon an event of default under the Certificate of Designations, ExxonMobil will have the right to appoint a majority of the Board.

Upon the liquidation of the Company, available cash proceeds will first be distributable to the holders of the Series C Preferred until they have received an amount equal to the Corporation Redemption Price. The “Corporation Redemption Price” is an amount of cash that would have to be distributed so that the aggregate of all cash distributions paid to the holders of Series C Preferred since the date of issuance equals the greater of (i) the original issuance price, as adjusted, and (ii) (x) until the second anniversary of its issuance, an amount equal to 1.85 times the initial purchase price, as adjusted, and (y) from and after the second anniversary of its issuance, an amount equal to two times the initial purchase price, as adjusted.

The Certificate of Designations provides that we will have the right, at any time, to redeem/repurchase the outstanding shares of Series C Preferred (in increments of no less than $25,000,000), for an amount equal to the Corporation Redemption Price.

Warrants

On February 23, 2022, the Company issued warrants to purchase up to an aggregate of 18,547,723 shares of common stock to 12 investors.  The warrants have a per share exercise price of $2.25, a five-year term and the right to be exercised for cash or by means of cashless exercise.

On February 23, 2022, the Company also issued a warrant to ExxonMobil that entitles ExxonMobil to purchase up to 6,500,000 shares of common stock at a purchase price of $3.75 per share until the sixth anniversary of the date of issuance. The ExxonMobil warrant, however, cannot be exercised until the earlier of (i) the date on which ExxonMobil Oil Corporation extends the term of its five-year Product Off-Take Agreement dated effective April 10, 2019 (as amended), entered into between a subsidiary of the Company and ExxonMobil Oil Corporation, or (ii) a change of control or sale of the Company, or the dissolution of the Company.

3

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock because, among other reasons, the negotiation of such proposals could improve their terms.  However, these provisions may have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our Certificate of Incorporation and Bylaws include provisions that:

•	authorize our Board to issue, without further action by the stockholders, up to 50,000,000 shares of preferred stock in one or more series designated by the Board;

•	provide that our Board will establish the authorized number of directors from time to time within the limits specified in the bylaws;

•	specify that special meetings of our stockholders can be called only by our Board, the Chairman of the Board, the Chief Executive Officer, or the President;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board; and

•	provide that vacancies on our Board may be filled only by a majority of directors then in office, even though less than a quorum.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation such as the Company from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

4

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

5